Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Atlantic Power Corporation:

We consent to the incorporation by reference in the registration statements (No. 333‑172926, No. 333‑219001, and No. 333‑197940) on Form S‑8 and registration statement (No. 333‑221903) on Form S‑3 of Atlantic Power Corporation and subsidiaries (the Company) of our reports dated February 28, 2019, with respect to the consolidated balance sheets of the Company as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2018,  and the related notes (and financial statement schedules I to II), and the effectiveness of internal control over financial reporting as of December 31, 2018, which reports appear in the December 31, 2018 annual report on Form 10‑K of the Company.

/s/ KPMG LLP

New York, New York

February 28, 2019